UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARABELLA EXPLORATION, INC.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G04449 107

(CUSIP Number)

John V. Calce
17950 Preston Road, Suite 1080A
Dallas, Texas 75252
214 389 2001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04449 107

1.	Names of Reporting Person: John V. Calce

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	267,662 (includes warrants to purchase 165,000 ordinary shares; does not include the right to purchase warrants to purchase 495,000 ordinary shares)

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	267,662 (includes warrants to purchase 165,000 ordinary shares; does not include the right to purchase warrants to purchase 495,000 ordinary shares)

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 267,662 (includes warrants to purchase 165,000 ordinary shares; does not include the right to purchase warrants to purchase 495,000 ordinary shares)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. G04449 107

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the ordinary shares, par value $0.001 (the “Ordinary Shares,”) of Arabella Exploration, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 500 W. Texas Avenue, Suite 1450, Midland, Texas 79701.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D is being filed by John V. Calce.

(b)	Residence or Business Address:

The business address of Mr. Calce is 17950 Preston Road, Suite 1080A Dallas, Texas 75252.

(c)	Present Principal Occupation or Employment:

Mr. Calce’s principal occupation is President of Tritaurian Capital, Incorporated, a company engaged in investment banking.

(d)	Criminal Convictions:

During the last five years, Mr. Calce has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, Mr. Calce has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Calce is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 24, 2013, Rampant Dragon, LLC (of which Mr. Calce is a member) acquired 76,997 Ordinary Shares from each of BBS Capital Fund, LP and Hauser Holdings LLC, a total of 153,994, for a purchase price of $0.02 per ordinary share, or $3,750.00 in the aggregate. In connection with such transaction, Rampant Dragon, LLC also purchased the right to purchase warrants to purchase 742,500 ordinary shares for $0.35 per warrant from each of BBS Capital Fund, LP and Hauser Holdings LLC, 1,485,000 in total. Rampant Dragon, LLC used its personal funds to purchase such ordinary shares.

On December 24, 2013, Rampant Dragon, LLC distributed all of its interests in the Issuer to its members, resulting in Mr. Calce receiving 102,662 Ordinary Shares, warrants to purchase 165,000 Ordinary Shares and the right to acquire warrants to purchase 247,500 Ordinary Shares from each of BBS Capital Fund, LP and Hauser Holdings LLC for $0.35 per warrant, or 495,000 in total. Mr. Calce did not pay any consideration for the distribution of such securities to him.

CUSIP No. G04449 107

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Calce’s Ordinary Shares were acquired as described in Item 3.

Mr. Calce expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer’s and his investment in the securities of the Issuer, which review may be based on various factors, including but not limited to, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s securities, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, Mr. Calce reserves the right to change his intentions regarding the Issuer as he deems appropriate. In particular, Mr. Calce may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase his investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that he now owns or may hereafter acquire.

Other than Mr. Calce’s beneficial ownership of the Ordinary Shares described in this Schedule 13D and the transactions described in Item 3, and except as set forth above, Mr. Calce does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Mr. Calce is also party to the Voting Agreement described in Item 6 below.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of December 24, 2013, Mr. Calce beneficially owned 267,662 Ordinary Shares (which includes warrants to purchase 165,000 ordinary shares), representing 5.4% of the total issued and outstanding Ordinary Shares. Such number of Ordinary Shares does not include the right to purchase warrants to purchase 247,500 Ordinary Shares from each of BBS Capital Fund, LP and Hauser Holdings LLC. The percentage reported herein is calculated based on 4,829,826 Ordinary Shares outstanding on December 24, 2013.

CUSIP No. G04449 107

(b)	Power to Vote and Dispose of the Issuer Shares:

Mr. Calce has sole voting and dispositive power with respect to the 267,662 Ordinary Shares reported on this Schedule 13D.

(c)	Transactions Effected During the Past 60 Days:

Mr. Calce has not effected any transactions in the Ordinary Shares during the past 60 days, other than as described in this Schedule 13D.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described below, Mr. Calce is not subject to any contracts, arrangements, understandings or relationships (legal or otherwise) that are currently in effect with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On December 24, 2013, in connection with the merger (the “Merger”) of Arabella Exploration, Limited Liability Company (“Arabella”) with a wholly owned subsidiary of the Issuer, Mr. Calce, along with certain other shareholders of the Issuer, entered into a Voting Agreement that provides that, for the four year period following the Merger, the founding shareholders of the Issuer (including Mr. Calce) will designate three persons to the Issuer’s board of directors and that Jason Hoisager, a former member of Arabella, will designate four persons as nominees to the Issuer’s board of directors. Each of the parties to the Voting Agreement agreed to take all action necessary to elect such persons to the board of directors of the Issuer. The Voting Agreement also provides that the company may not take the following actions without the approval of two-thirds of the members of the Issuer’s board of directors and at least one person designated by the founding shareholders of the Issuer voting in favor:

·	Issue any ordinary share of the combined company or securities convertible into ordinary shares;

·	Repay a loan from Jason Hoisager to Arabella;

·	Appoint or remove the Issuer’s Chief Executive Officer or Chief Financial Officer;

·	Amend the merger agreement relating to the Merger;

·	Amend the Public Peer Set (as defined in the merger agreement relating to the Merger);

·	Retain an investor relations firm;

·	Appoint or hire an employee to provide internal investment relations management; and

·	Adopt an equity incentive plan for officers, directors or employees.

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Mr. Calce’s Ordinary Shares (but not any Ordinary Shares underlying warrants), are subject to the terms of a Share Escrow Agreement dated March 16, 2011, by and among the Issuer and the Issuer’s security holders who owned Ordinary Shares prior to the Issuer’s initial public offering, pursuant to which the Ordinary Shares may not be transferred, subject to certain limited exceptions, prior to December 24, 2014.

On December 24, 2013, Rampant Dragon, LLC purchased, for $150.00, the right to purchase warrants exercisable for 742,500 Ordinary Shares from each of BBS Capital Fund, LP and Hauser Holdings LLC. The rights to acquire the warrants are exercisable for $0.35 per warrant, or an aggregate of $519,600.00 (the total of $0.35 for each warrant less the $150.00 paid for the right). On the same date, Rampant Dragon, LLC distributed all of its interests in the Issuer to its members, resulting in Mr. Calce receiving the right to acquire warrants exercisable for 495,000 Ordinary Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
4.1	Voting agreement among the Company and the security holders named therein dated December 24, 2013. (Incorporated by reference to Exhibit 4.8 to the Issuer’s Shell Company Report on Form 20-F dated December 24, 2013)
4.2	Form of Share Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders (Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (Commission File No. 333-172334))
4.3	Share and Warrant Transfer Agreement dated December 24, 2013

CUSIP No. G04449 107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2014
/s/ John V. Calce John V. Calce

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